UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 30, 2009

or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

-- Report of Independent Registered Public Accounting Firm
-- Statements of Net Assets Available for Benefits
-- Statements of Changes in Net Assets Available for Benefits
-- Notes to Financial Statements
-- Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Note:	The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibit is filed as part of this report:

23   Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2009	HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson
      ——————————————
      James E. Christenson
      Senior Vice President, Legal Services,
      and Secretary, on behalf of the Plan
      Administrative Committee, the Plan's Named
Administrator and Fiduciary

3

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended May 30, 2009 and May 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan as of May 30, 2009, and May 31, 2008, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 30, 2009, and May 31, 2008, and the changes in its net assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 30, 2009 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
November 23, 2009

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	May 30, 2009	May 31, 2008
Assets
Cash	$95,324	$76,961
Investments, at fair value	323,535,320	453,986,477
Receivables:
Employer contributions	-	11,085,912
Employee contributions	455,632	668,009
Investment income	101,822	393,040
Total receivables	557,454	12,146,961
Net assets available for benefits at fair value	324,188,098	466,210,399
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	1,162,114	(674,831)
Net assets available for benefits	$325,350,212	$465,535,568

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Fiscal Years Ended
	May 30, 2009	May 31, 2008
Contributions:
Employer	$5,020,221	$17,992,551
Employee	17,698,081	21,896,843
Total contributions	22,718,302	39,889,394

Investment income (loss):
Dividends	11,710,850	24,030,881
Interest	704,752	767,602
Net depreciation in fair value of investments	(141,017,634)	(70,468,663)
Total investment loss	(128,602,032)	(45,670,180)

Benefit payments	(34,201,077)	(36,923,191)
Administrative expenses	(100,549)	(84,557)
Net decrease in net assets available for benefits	(140,185,356)	(42,788,534)

Net assets available for benefits:
Beginning of year	465,535,568	508,324,102
End of year	$325,350,212	$465,535,568

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements

Fiscal Years Ended May 30, 2009 and May 31, 2008

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investment securities are stated at their fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in common collective trust funds is based on quoted redemption values on the last day of the plan year, except the Putnam Stable Value Fund (the SVF), for which the fair value is determined as described in the following paragraph. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan’s investment in the SVF, an investment contract in a common collective trust with Putnam Investment Management, Inc., is accounted for in accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires such investment contracts held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because the contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in the SVF is based on information reported by the issuer of the common collective trust, while the contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of May 30, 2009 or May 31, 2008. There are no reserves against the contract value for credit risk of contract issues or otherwise. The contract value of the SVF exceeded its fair value by $1,162,114 at May 30, 2009 the fair value of the SVF exceeded its contract value by $674,831 at May 31, 2008.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring value and expands disclosures about fair value measurements. As more fully discussed in Note 3, the Plan adopted SFAS No. 157 on June 1, 2008.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

Conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

Reclassification

Certain amounts reported in fiscal 2008 have been reclassified to conform with the presentation used in fiscal 2009.

2. Plan Description

The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Plan Sponsor

Herman Miller, Inc. and its participating affiliates (the Company or Employer) sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee

Under a trust agreement with the plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Plan Year

The Plan year coincides with the Company’s fiscal year, which is the 52- or 53-week period ending on the Saturday nearest May 31. The Plan’s fiscal years ended May 30, 2009 and May 31, 2008 each contained 52 weeks.

Participation Requirements

All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution

The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant’s compensation, not to exceed 6 percent for the Plan year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the fiscal year ended May 31, 2008, represented 4.11 percent of the respective participant compensation. There was no profit sharing contribution approved for the fiscal year ended May 30, 2009.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. Effective September 1, 2007 the Plan was amended to allow participants the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Employer Matching Contributions

Effective March 8, 2009, the Company suspended employer matching contributions to the Plan until further notice. Prior to the suspension, the Company matched up to 50 percent of the participant’s salary deferral, not to exceed 6 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Investment Options

Participants have the ability to direct the investment of their salary deferral and Employer matching contributions into any or all of the investment options offered by the Plan, which currently include the Company’s common stock, various mutual funds and common collective trusts. All Employer profit-sharing contributions are invested directly in the Company’s common stock on behalf of the participants. As provided in a Plan amendment effective July 15, 2008, participants may elect to immediately direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, Employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the plan administrator.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Benefit Payments

Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the Company, subject to certain restrictions defined in the Plan document.

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the Trustee.

Administrative Expenses

All expenses, other than the Trustee fees paid by the Plan, are paid by the Company.

Plan Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The Company currently has no intention to terminate the Plan.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

As of June 1, 2008, the Plan adopted SFAS No. 157, which establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•	Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of May 30, 2009:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$65,860	$-	$-	$65,860,170
Common collective trust funds	-	49,212,949	-	49,212,949
Mutual funds	199,328,614	-	-	199,328,614
Participant loans	-	-	9,133,587	9,133,587
Total investments, at fair value	$265,188,784	$49,212,949	$9,133,587	$323,535,320

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of participant loans (Level 3 assets) for the fiscal year ended May 30, 2009:

Balance as of May 31, 2008	$9,849,968
Issuances and settlements, net	(716,381)
Balance as of May 30, 2009	$9,133,587

4. Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s total assets is as follows:

	May 30, 2009	May 31, 2008
Herman Miller, Inc. common stock (4,628,262 shares in fiscal 2009
and 4,466,360 shares in fiscal 2008)	$65,860,170	$110,765,718
American Europacific Growth Fund	29,443,649	46,219,019
American Growth Fund of America	47,724,650	73,293,542
Neuberger & Berman Genesis Trust	20,711,591	33,209,333
PIMCO Total Return Fund	27,645,971	26,657,469
Putnam Stable Value Fund	37,827,529	33,243,917

The following is a summary of the assets associated with the investment in the Company’s common stock:

	May 30, 2009	May 31, 2008
Common stock	$65,860,170	$110,765,718
Dividend receivable	101,822	393,040
Employer contribution receivable	-	10,815,501
	$65,961,992	$121,974,259

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

4. Investments (continued)

As discussed in Note 2, participants may elect to immediately direct the investment of funds in their profit-sharing accounts into any or all of the investment options offered by the Plan beginning July 15, 2008. Accordingly, subsequent to that date, all investments in the Company’s common stock are participant directed. The Trustee is not able to identify and report the nonparticipant directed portion of the changes in the net assets associated with the investment in the Company’s common stock. As a result, the following summary of changes in the net assets of the investment in the Company’s common stock contains both participant directed and nonparticipant direct amounts:

	Fiscal Year Ended
	May 30, 2009	May 31, 2008
Contributions	$1,154,606	$12,405,368
Dividends	1,382,768	1,644,860
Net depreciation in fair value of investments	(50,411,946)	(53,289,298)
Benefit payments	(6,225,433)	(8,896,607)
Transfers to other Plan investment options	(1,904,216)	(9,854,713)
Administrative expenses	(8,046)	(8,433)
	$(56,012,267)	$(57,998,823)

During fiscal 2009 and 2008, the Plan’s investments (including investments purchased and sold, as well as those held during the year) depreciated in fair value as follows:

	Fiscal Year Ended
	May 30, 2009	May 31, 2008
Common stock	$(50,411,946)	$(53,289,298)
Mutual funds	(85,066,311)	(15,871,985)
Common collective trusts	(5,539,377)	(1,307,380)
	$(141,017,634)	$(70,468,663)

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

In fiscal 2008, certain Plan investments included shares of mutual and common collective trust funds managed by Putnam Investment Management, Inc. (PIM), an affiliate of the Trustee. Transactions with PIM are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $19,557 in fiscal 2008. Beginning in fiscal 2009, PIM ceased to be affiliated with the Trustee and therefore, is no longer considered a party-in-interest under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Difference Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Fiscal Year Ended
	May 30, 2009	May 31, 2008
Net assets available for benefits per the financial statements	$325,350,212	$465,535,568
Adjustment from fair value to contract value for interest in fully
benefit-responsive investment contracts	(1,162,114)	674,831
Amounts allocated to withdrawing participants	(118,149)	-
Assets available for benefits per the Form 5500	$324,069,949	$466,210,399

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

7. Difference Between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but remain unpaid as of that date. The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 for the fiscal year ended May 30, 2009:

Benefit payments to participants per the financial statements	$34,201,077
Amounts allocated to withdrawing participants at May 30, 2009	118,149
Benefit payments to participants per the Form 5500	$34,319,226

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

	Fiscal Year Ended
	May 30, 2009	May 31, 2008
Net decrease per the financial statements	$(140,185,356)	$(42,788,534)
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts at:
May 30, 2009	(1,162,114)	-
May 31, 2008	(674,831)	674,831
Amounts allocated to withdrawing participants at May 30, 2009	(118,149)	-
Net decrease per the Form 5500	$(142,140,450)	$(42,113,703)

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 38-0837640 Plan #002

May 30, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (4,628,262 shares)	$65,860,170

	Mutual funds
	Vanguard	Retirement Income Fund	536,325
		Retirement 2005 Fund	300,232
		Retirement 2010 Fund	1,372,657
		Retirement 2015 Fund	5,651,323
		Retirement 2020 Fund	6,193,512
		Retirement 2025 Fund	5,700,949
		Retirement 2030 Fund	5,010,608
		Retirement 2035 Fund	3,471,593
		Retirement 2040 Fund	1,428,584
		Retirement 2045 Fund	1,120,947
		Retirement 2050 Fund	432,328
		Wellington Fund	15,476,180
		Small Cap Growth Index	10,364,111
	Portfolio 21	Portfolio 21 Fund	3,820,265
	American	Europacific Growth Fund	29,443,649
		Growth Fund of America	47,724,650
	PIMCO	Total Return Fund	27,645,971
	Fidelity	Equity - Income Fund	12,923,139
	Neuberger & Berman	Genesis Trust	20,711,591
			199,328,614

	Common collective trust funds
*	Putnam Fiduciary Trust Company	Stable Value Fund	37,827,529
		S&P 500 Index Fund	11,385,420
			49,212,949

*	Various plan participants	Participant loans (interest ranging from
		4.25% to 10.5%)	9,133,587
			$323,535,320

* Represents party in interest